

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 17, 2018

<u>Via E-Mail</u>
Elias N. Nader
Chief Financial Officer and Secretary
Sigma Designs, Inc.
47467 Fremont Boulevard
Fremont, CA 94538

      Re: Sigma Designs, Inc.
              Form 10-K for the Fiscal Year Ended January 28, 2017
              Filed March 30, 2017
              File No. 1-32207

Dear Mr. Nader:

     We refer you to our comment letter dated December 19, 2017 regarding potential business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    /s/ Cecilia Blye

                                    Cecilia Blye, Chief
                                    Office of Global Security Risk

cc: Jim Masetti, Esq.
       Pillsbury Winthrop Shaw Pittman LLP

       Amanda Ravitz
       Assistant Director